Mail Stop 6010
Via Facsimile and U.S. Mail

August 29, 2007

Mr. Andrew J. Heath
Chief Executive Officer
Protherics PLC
The Heath Business & Technical Park
Runcorn, Cheshire, WA7 4QX England

> **Re:** **Protherics PLC**
> **Form 20-F for fiscal year ended March 31, 2007**
> **File No. 000-51463**

Dear Mr. Heath:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for fiscal year ended March 31, 2007

Item 5: Operating and Financial Review and Prospects

C. Research and Development, Patents and Licenses, etc, page 45

1. Please provide in disclosure-type format the following information for each of your major research and development projects. Refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at

the following website address:
http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

a. The costs incurred during each period presented and to date on the project;
b. The nature, timing and estimated costs of the efforts necessary to complete the project;
c. The anticipated completion date for the project;
d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and,
e. The period in which material net cash inflows from the project are expected to commence.

Regarding "a," if you do not maintain any research and development costs by project, explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Regarding "b" and "c," provide the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, describe those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

E. Contractual Obligations and Commercial Commitments, page 47

2. Please explain in disclosure-type format your basis for omitting estimated payments from the table of contractual obligations that appear reasonably likely to arise from your research and development agreements.

Quantitative and Qualitative Disclosures about Market Risk, page 84

3. Please provide in a disclosure-type format quantitative information about market risk, particularly your foreign currency exchange rate risk, as prescribed in Item 11 of Form 20-F or tell us why these disclosures are not necessary.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Accounting Policies

Revenue Recognition, F-7

4. You state that "revenue is partly recognized upon shipment of products to the distributor…with further amounts being recognized in accordance with the contractual terms upon shipment to the end user." Please describe, in disclosure-

type format, the contractual terms governing your sales to distributors and distributor sales to end users to clarify your revenue recognition policy. In your response, address how recognizing part of the revenue upon shipment to distributors meets all of the conditions in paragraph 14 of IAS 18 and complies with SAB 104 under US GAAP. Reconcile for us your disclosure herein to your disclosure for IFRS in Note 33(d) Revenue recognition where you discuss multi-element arrangements.

5. You recorded a £10 million performance milestone from Astra Zeneca that was "earned for the development of the CytoFab development process." Please explain more specifically in a disclosure-type format the specific factors that you considered in concluding that the earnings process was complete. Clarify for us in disclosure-type format the facts and circumstances that will determine the timing and recognition of the remainder of the £16.3 million payment received from AstraZeneca to date and the £161 million that may be received in the future on achievement of further milestones. Also, explain the factors that you consider in distinguishing between a "substantive" and a non-substantive performance milestone.

Inventories, F-9

6. You disclose that previously "provided for" research and development inventories are reinstated "as appropriate if the related products are brought into commercial use." Please clarify, in disclosure-type format, the specific conditions constituting "brought into commercial use" and the factors that you consider in determining whether reinstatement is "appropriate." Please cite the applicable authoritative accounting literature that allows reinstatement under both IFRS and US GAAP.

6. Operating Loss, F-15

7. You disclose that you engaged KPMG Audit Plc for services related to corporate finance transactions, which appear to be related to assistance in acquisitions and disposals of businesses. Please explain to us the nature of these services you received from KPMG Audit Plc. In addition, please explain to us why these services are not precluded under Rule 2-01(c)(4) of Regulation S-X.

13. Other Intangible Assets, F-25

8. IAS 38 requires substantive disclosure about intangible assets, including amounts for individual intangible assets and the factors that played a significant role in concluding that the asset had an indefinite useful life. In the MacroMed acquisition, you only disclose the total amount of non-amortizing "other intangible assets" of £12.2 million at March 31, 2007. Please provide us, in

disclosure-type format, information of other intangible assets described in paragraphs 118-128 of IAS 38.

27. Capital and Other Financial Commitments, F-37

9. Please describe and quantify in a disclosure-type format the principal terms governing your contractual arrangements with AstraZeneca, Altana, Glenveigh Pharmaceuticals, CoVaccine, Advancell, Diatos, Samyang Genex, Swedish Orphan, Chesapeake Biological Laboratories and other scientific collaborations that were in effect during the periods presented. Also, describe contractual arrangements in connection with your acquisition of CoVaccine HT and receipt of marketing rights for Digitalis Antidot from Roche.

28. Acquisition of Business Operations, F-37

10. Paragraph 70 of IFRS 3 requires disclosure of pro forma financial information for a business combination as if it had occurred at the beginning of the period unless impracticable. We were unable to locate this disclosure for your business combinations, particularly the MacroMed acquisition. Please provide us this information in a disclosure-type format or explain and disclose your basis for omitting this disclosure.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant